SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 4 February 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT No

 1.1 Total Voting Rights released on 02 January 2008
 1.2 Transaction in Own Shares released on 03 January 2008
 1.3 Transaction in Own Shares released on 04 January 2008
 1.4 Transaction in Own Shares released on 07 January 2008
 1.5 Transaction in Own Shares released on 08 January 2008
 1.6 Transaction in Own Shares released on 09 January 2008
 1.7 Transaction in Own Shares released on 10 January 2008
 1.8 Director/PDMR Shareholding released on 10 January 2008
 1.9 Transaction in Own Shares released on 11 January 2008
 2.0 Director/PDMR Shareholding released on 11 January 2008
 2.1 Director/PDMR Shareholding released on 11 January 2008
 2.2 Blocklisting Interim Review released on 11 January 2008
 2.3 Blocklisting Interim Review released on 11 January 2008
 2.4 Director/PDMR Shareholding released on 11 January 2008
 2.5 Transaction in Own Shares released on 14 January 2008
 2.6 Transaction in Own Shares released on 15 January 2008
 2.7 Transaction in Own Shares released on 16 January 2008
 2.8 Transaction in Own Shares released on 17 January 2008
 2.9 Transaction in Own Shares released on 18 January 2008
 3.0 Transaction in Own Shares released on 21 January 2008
 3.1 Director/PDMR Shareholding released on 21 January 2008
 3.2 Transaction in Own Shares released on 22 January 2008
 3.3 Transaction in Own Shares released on 23 January 2008
 3.4 Transaction in Own Shares released on 24 January 2008
 3.5 Transaction in Own Shares released on 25 January 2008
 3.6 Transaction in Own Shares released on 28 January 2008
 3.7 Transaction in Own Shares released on 29 January 2008
 3.8 Transaction in Own Shares released on 30 January 2008
 3.9 Transaction in Own Shares released on 31 January 2008
 4.0 Total Voting Rights released on 31 January 2008


No.1.1

BP p.l.c. - Voting Rights and Capital - Transparency Directive Disclosure BP p.l.c. - 02 January 2008

                                                         London 31 December 2007

Pursuant to transitional provision 6 of the Transparency Directive:-

- The issued share capital of BP p.l.c. comprised 18,922,432,582 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,927,515,082. This figure excludes (i) 1,940,659,887 ordinary shares which have been bought back and held in treasury by BP; and (ii) 163,966,096 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.



No.1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  3 January 2008

BP p.l.c. announces that on 2 January 2008, it purchased for cancellation 652,000 ordinary shares at prices between 612.00 pence and 623.50 pence per share.

BP p.l.c. also announces that on 2 January 2008 it transferred to participants in its employee share schemes 34,346 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,940,604,462 ordinary shares in Treasury, and has 18,922,029,958 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 January 2008

BP p.l.c. announces that on 3 January 2008, it purchased for cancellation 321,000 ordinary shares at prices between 621.00 pence and 635.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,604,462 ordinary shares in Treasury, and has 18,921,805,924 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 January 2008

BP p.l.c. announces that on 4 January 2008, it purchased for cancellation 797,000 ordinary shares at prices between 628.50 pence and 644.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,604,462 ordinary shares in Treasury, and has 18,921,049,944 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 January 2008

BP p.l.c. announces that on 7 January 2008, it purchased for cancellation 1,590,000 ordinary shares at prices between 632.50 pence and 640.50 pence per share.

Following the above transaction BP p.l.c. holds 1,940,604,462 ordinary shares in Treasury, and has 18,919,966,208 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 January 2008

BP p.l.c. announces that on 8 January 2008, it purchased for cancellation 1,740,000 ordinary shares at prices between 635.00 pence and 644.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,604,462 ordinary shares in Treasury, and has 18,920,240,608 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.1.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  10 January 2008

BP p.l.c. announces that on 9 January 2008, it purchased for cancellation 3,770,000 ordinary shares at prices between 602.50 pence and 620.00 pence per share.

BP p.l.c. also announces that on 9 January 2008 it transferred to participants in its employee share schemes 30,939 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,940,573,523 ordinary shares in Treasury, and has 18,917,154,369 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.1.8

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 10 January 2008

BP p.l.c. was advised on 10 January 2008, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the on 4 September 2007, Mr R Malone (a person discharging managerial responsibility) received
140.916 BP ADSs (ISIN no. US0556221044) @ US$68.13 per ADS as a result of reinvestment of dividends on shares held by him in the Plans.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.



No.1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  11 January 2008

BP p.l.c. announces that on 10 January 2008, it purchased for cancellation 1,850,000 ordinary shares at prices between 598.50 pence and 611.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,573,523 ordinary shares in Treasury, and has 18,915,787,866 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.2.0

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 11 January 2008

BP p.l.c. was advised on 10 January 2008, by BP Employee Share Schemes (Jersey) Ltd., Trustees of the BP Employee Share Ownership Plans that the following senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 3 December 2007 @ GBP5.920026 per Ordinary share as a result of reinvestment of dividends on shares held by them in the Plans:-

Mr J. Mogford                              237 shares
Mr S. Westwell                             157 shares

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.



No.2.1

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 11 January 2008

BP p.l.c. was advised on 10 January 2008 by Computershare Plan Managers that on 10 January 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP6.105 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward        60 shares
Mr I.C. Conn           60 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox       60 shares
Mr J. Mogford          60 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.



No.2.2

BP p.l.c - Blocklisting Interim Review
BP p.l.c - 11 January 2008

                   BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 11 January 2008

Name of applicant:                  BP p.l.c.

Name of scheme                      The Executive Share Option Scheme

Period of return:      From         1 July 2007         To   31 December 2007

Balance of unallotted securities    2,091,439
under scheme(s) from previous
return:

Plus:  The amount by which the      90,000,000
block scheme(s) has been increased
since the date of the last return
(if any increase has been applied
for):

Less:  Number of securities         35,121,908
issued/allotted under scheme(s)
during period (see LR3.5.7G):

Equals:  Balance under scheme(s)    56,969,531
not yet issued/allotted at end of
period:


Name of contact                     Michelle Holt

Telephone number of contact         020 7496 2102



No.2.3

BP p.l.c - Blocklisting Interim Review
BP p.l.c - 11 January 2008

                          BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 11 January 2008

Name of applicant:                  BP p.l.c.

Name of scheme                      The BP Group Savings Related Share Options

Period of return:      From         1 July 2007         To   31 December 2007

Balance of unallotted securities    11,754,180
under scheme(s) from previous
return:

Plus:  The amount by which the      0
block scheme(s) has been increased
since the date of the last return
(if any increase has been applied
for):

Less:  Number of securities         0
issued/allotted under scheme(s)
during period (see LR3.5.7G):

Equals:  Balance under scheme(s)    11,754,180
not yet issued/allotted at end of
period:

Name of contact                     Michelle Holt

Telephone number of contact         020 7496 2102



No.2.4

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 11 January 2008

We were advised on 11 January 2008 by Computershare Plan Managers that Mr S. Westwell (a person discharging managerial responsibility in BP p.l.c.) received 4 BP ordinary shares (ISIN number GB0007980591) on 3 December 2007 at GBP5.917067 per share, as a result of reinvestment of dividends on shares held through the BP Global Sharematch Plan.

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.



No.2.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 January 2008

BP p.l.c. announces that on 11 January 2008, it purchased for cancellation 2,526,000 ordinary shares at prices between 598.50 pence and 610.00 pence per share.

Following the above transaction BP p.l.c. holds 1,940,573,523 ordinary shares in Treasury, and has 18,913,520,127 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.2.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  15 January 2008

BP p.l.c. announces that on 14 January 2008, it purchased for cancellation 1,780,000 ordinary shares at prices between 597.50 pence and 606.00 pence per share.

BP p.l.c. also announces that on 14 January 2008 it transferred to participants in its employee share schemes 548,381 ordinary shares at prices between 546.00 pence and 619.50 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,940,025,142 ordinary shares in Treasury, and has 18,912,331,058 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.2.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 January 2008

BP p.l.c. announces that on 15 January 2008, it purchased for cancellation 3,058,000 ordinary shares at prices between 577.50 pence and 589.50 pence per share.

Following the above transaction BP p.l.c. holds 1,940,025,142 ordinary shares in Treasury, and has 18,909,403,914 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.2.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 January 2008

BP p.l.c. announces that on 16 January 2008, it purchased for cancellation 3,594,000 ordinary shares at prices between 557.50 pence and 574.00 pence per share.

BP p.l.c. also announces that on 16 January 2008 it transferred to participants in its employee share schemes 74,064 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,939,951,078 ordinary shares in Treasury, and has 18,905,962,644 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.2.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 January 2008

BP p.l.c. announces that on 17 January 2008, it purchased for cancellation 2,150,000 ordinary shares at prices between 554.50 pence and 565.50 pence per share.

Following the above transaction BP p.l.c. holds 1,939,951,078 ordinary shares in Treasury, and has 18,903,832,088 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.3.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 January 2008

BP p.l.c. announces that on 18 January 2008, it purchased for cancellation 1,650,000 ordinary shares at prices between 548.50 pence and 561.50 pence per share.

Following the above transaction BP p.l.c. holds 1,939,951,078 ordinary shares in Treasury, and has 18,902,244,530 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632



No.3.1

BP p.l.c - Director/PDMR Shareholding
BP p.l.c - 21 January 2008

BP p.l.c. was advised on 18 January 2007, by Goldman Sachs Private Wealth Management that Mr. P.D. Sutherland, Non-Executive Chairman of BP p.l.c. acquired interests in 269 BP Ordinary shares (ISIN number GB0007980591) on 9 May at GBP5.7051 per share, 285 BP Ordinary shares on 4 September at GBP5.61 per share and 273 BP Ordinary shares on 3 December 2007 at GBP5.885 per share, through the reinvestment of dividends.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.



No.3.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 January 2008

BP p.l.c. announces that on 21 January 2008, it purchased for cancellation 2,419,000 ordinary shares at prices between 520.00 pence and 548.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,951,078 ordinary shares in Treasury, and has 18,899,884,282 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.3

BP p.l.c. -  Transaction in Own Shares

BP p.l.c. -  23 January 2008



BP p.l.c. announces that on 22 January 2008, it purchased for cancellation 1,710,000 ordinary shares at prices between 500.00 pence and 524.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,951,078 ordinary shares in Treasury, and has 18,898,177,882 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  24 January 2008


BP p.l.c. announces that on 23 January 2008, it purchased for cancellation 1,730,000 ordinary shares at prices between 499.00 pence and 531.00 pence per share.


BP p.l.c. also announces that on 23 January 2008 it transferred to participants in its employee share schemes 40,033 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.


Following the above transactions BP p.l.c. holds 1,939,911,045 ordinary shares in Treasury, and has 18,896,522,169 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.5

BP p.l.c. -  Transaction in Own Shares

BP p.l.c. -  25 January 2008



BP p.l.c. announces that on 24 January 2008, it purchased for cancellation 1,660,000 ordinary shares at prices between 514.50 pence and 534.00 pence per share.





Following the above transaction BP p.l.c. holds 1,939,911,045 ordinary shares in Treasury, and has 18,894,862,169 ordinary shares in issue (excluding Treasury shares).





Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.6

BP p.l.c. -  Transaction in Own Shares

BP p.l.c. -  28 January 2008



BP p.l.c. announces that on 25 January 2008, it purchased for cancellation 1,610,000 ordinary shares at prices between 536.50 pence and 546.50 pence per share.



Following the above transaction BP p.l.c. holds 1,939,911,045 ordinary shares in Treasury, and has 18,893,259,549 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  29 January 2008


BP p.l.c. announces that on 28 January 2008, it purchased for cancellation 1,650,000 ordinary shares at prices between 520.00 pence and 534.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,911,045 ordinary shares in Treasury, and has 18,891,621,693 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  30 January 2008


BP p.l.c. announces that on 29 January 2008, it purchased for cancellation 1,630,000 ordinary shares at prices between 526.00 pence and 537.50 pence per share.

Following the above transaction BP p.l.c. holds 1,939,911,045 ordinary shares in Treasury, and has 18,923,939,199 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  31 January 2008


BP p.l.c. announces that on 30 January 2008, it purchased for cancellation 1,650,000 ordinary shares at prices between 522.00 pence and 534.00 pence per share.

BP p.l.c. also announces that on 30 January 2008 it transferred to participants in its employee share schemes 21,356 ordinary shares at prices between 350.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,939,889,689 ordinary shares in Treasury, and has 18,888,401,569 ordinary shares in issue (excluding Treasury shares).

The RNS announcement, number 8103M, issued by BP p.l.c. at 07:00 on 30 January 2008, contained an error in the number of ordinary shares in issue. It reported the number of ordinary shares in issue (excluding Treasury shares) as 18,923,939,199. The correct number of ordinary shares in issue (excluding Treasury shares) at the time of announcement was 18,889,998,277.


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.4.0

BP p.l.c.


         Voting Rights and Capital - Transparency Directive Disclosure

                                                          London 31 January 2008


Pursuant to Disclosure and Transparency Rule 5.6:-


- The issued share capital of BP p.l.c. comprised 18,893,310,213 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.


- The total number of voting rights in BP p.l.c. is 18,898,392,713. This figure excludes (i) 1,939,911,045 ordinary shares which have been bought back and held in treasury by BP; and (ii) 185,573,096 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

 SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 04 February 2008                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary